Exhibit 99.1

Thomson Reuters Appoints Kristin Peck to the Board of Directors

NEW YORK, September 14, 2016 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of Kristin Peck to the company’s Board of Directors effective immediately.

“Kristin’s strategic and innovative business model experience has focused on global markets and deep customer interactions,” said David Thomson, chairman of Thomson Reuters. “Her passion for talent and leadership development bodes well for our future. We surely welcome Kristin’s perspective to our boardroom.”

Ms. Peck, 45, is Executive Vice President and President of U.S. Operations at Zoetis (NYSE: ZTS), a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. Ms. Peck also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, she was a Principal at Boston Consulting Group. Ms. Peck is currently a member of the Advisory Board for the Deming Center for Quality, Productivity and Competitiveness at Columbia Business School.

Ms. Peck was appointed to the Thomson Reuters Board’s Human Resources Committee.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Girardin Vice President, Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com